Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description of the common stock, par value $0.01 per share, of Insperity, Inc. is based upon Insperity’s amended and restated certificate of incorporation (“Certificate of Incorporation”), Insperity’s amended and restated bylaws (“Bylaws”), and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.2 is a part.

Authorized Capital Stock
Under the Certificate of Incorporation, Insperity may issue an aggregate of 120,000,000 shares of common stock, par value $0.01 per share, and an aggregate of 20,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock
Common Stock Outstanding. The outstanding shares of Insperity’s common stock are duly authorized, validly issued, fully paid and nonassessable. The principal United States market for our common stock is the New York Stock Exchange, where it is traded under the symbol “NSP.”
Voting Rights. Each holder of shares of Insperity’s common stock is entitled to one vote for each share held on all matters voted upon by our stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. Except as otherwise provided by law, the Certificate of Incorporation, or the Bylaws, the holders of a majority of Insperity’s stock issued and outstanding and entitled to vote at a meeting, present in person or represented by proxy, without regard to class or series, constitutes a quorum at all meetings of the stockholders for the transaction of business. Unless otherwise provided by applicable law, the rules or regulations of any applicable stock exchange, the Certificate of Incorporation, or the Bylaws, if a quorum is present, action on a matter presented to stockholders (other than the election of directors) shall be approved if the votes cast in favor of the matter exceed the votes cast opposing the matter. In any uncontested elections of directors (i.e. an election in which the number of candidates for election as directors does not exceed the number of directors to be elected), a director nominee for our Board of Directors will be elected by the affirmative vote of a majority of the votes cast in a meeting in which a quorum is determined to exist. In a contested election, a plurality voting standard will apply to director elections. Directors are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified. For purposes of this paragraph, a majority of votes cast means that the number of shares voted "for" a director's election exceeds the number of shares voted "against" such director's election. "Votes cast" excludes abstentions with respect to that director's election.
Dividend Rights. Subject to the rights of the holders of any outstanding shares of preferred stock, holders of Insperity’s common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor.
Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, after the payment or provision for payment of our debts and other liabilities and the preferential amounts to which holders of our preferred stock are entitled (if any shares of preferred stock are then outstanding), the holders of our common stock are entitled to share ratably in our remaining assets.

Exhibit 4.2

Rights and Preferences. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Anti-Takeover Provisions of Delaware Law
Delaware Anti-Takeover Statute.  We are subject to Section 203 of the General Corporation Law of the State of Delaware (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares described in Section 203); or

•
on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company’s common stock and, accordingly, may discourage attempts to acquire us even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Provisions of Insperity’s Certificate of Incorporation and Bylaws
Available but Unissued Preferred Stock. Under the Certificate of Incorporation, without further stockholder action, our Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series. The ability to authorize undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Insperity. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Insperity.
Classification of the Board of Directors; Election and Removal of Directors; Filing Vacancies. Our Board of Directors is divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. Our Board of Directors may consist of not less than three nor more than 15 members.
Directors may be removed only for cause and then only upon the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. Any vacancy on our Board of Directors, including a vacancy

Exhibit 4.2

resulting from an increase in the size of our Board of Directors, may be filled by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director.
Amendment of the Certificate of Incorporation and the Bylaws. The Certificate of Incorporation requires the affirmative vote of 66-2/3 percent of the total voting power of all shares of Insperity’s stock entitled to vote in the election of directors in order to amend, alter or repeal certain provisions of the Certificate of Incorporation, including those relating to:

•	the maximum number of directors of our Board of Directors,

•	the classes of our Board of Directors,

•	the right of our Board of Directors to amend the Bylaws,

•	the minimum voting requirement for stockholders to amend the Bylaws,

•	the limitation on stockholders to act by written consent,

•	the authority of our Board of Directors to create and issue rights to purchase Insperity stock,

•	limitations on liability of directors as allowed under the General Corporation Law of Delaware.
The Bylaws provide that the stockholders may not repeal or change any of the provisions of the Bylaws unless such repeal or change is approved by the affirmative vote of the holders of not less than 80% of the total voting power of all shares of Insperity stock entitled to vote in the election of directors.
No Stockholder Action by Written Consent. The Certificate of Incorporation and Bylaws do not provide for the right of stockholders to act by written consent without a meeting.
Advance Notice for Stockholder Proposals. The Bylaws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.
Special Meetings. The Certificate of Incorporation and Bylaws vest the power to call special meetings of stockholders in the Board of Directors or stockholders holding shares representing not less than 25% of the outstanding votes entitled to vote at the meeting.